55 E. 52nd Street
New York, NY 10055
Tel 212.810.5300
www.blackrock.com

June 19, 2019

VIA EDGAR

Mr. Hugh West and Mr. Robert Klein
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re: BlackRock, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2018
Form 10-Q for the Quarterly Period Ended September 30, 2018
Response dated December 28, 2018
File No. 001-33099

Dear Messrs. West and Klein:

Further to our discussions with you and your colleagues, and in further response to your April 25, 2019 comment letter, set forth below is some additional information we believe should be helpful to your consideration of our disclosures.

The Company continues to believe that its adjustment for distribution and serving costs in its computation of operating margin, as adjusted, does not substitute an individually tailored recognition and measurement method for those of GAAP.  For more than a decade, including prior to the adoption of ASC 606, Revenue from Contracts with Customers, the Company has reported to its investors the operating margin, as adjusted, metric.  In each case, revenue used only for the purposes of calculating operating margin, as adjusted, was reduced by the Company’s total distribution and servicing costs for which it receives an offsetting amount of revenue.  We noted this similar approach in response to the Staff's previous comment in April 2009 regarding a similar comment to clarify the nature of this revenue adjustment.  In that response, we noted that "the Company considers each of these amounts essentially to be pass-through arrangements and believes that excluding these costs from the denominator used to calculate operating margin, as adjusted, provides a more accurate assessment of operating performance."

The Company considered the most recent questions you raised about the use of total distribution and servicing costs to offset revenue in the calculation of operating margin, as adjusted.  In particular, you asked whether that specific income statement expense item accurately represents the amount of revenues that the Company collects and passes through to third-parties who distribute the Company's products.  As the Company has noted in its public filings when disclosing operating margin, as adjusted, the Company believes that total distribution and servicing costs passed through to external parties serves as an appropriate proxy for such offsetting revenue.  The Company considers all distribution and servicing costs essentially to be pass-through arrangements, regardless of whether the products charge investors a specific distribution fee, which was historically recorded net on the income statement prior to the adoption of ASC 606, or not.  Therefore, we believe excluding all of these amounts, provides an accurate, consistent and useful assessment of our operating performance.

No matter the particular fee arrangement, all of the Company's distribution and serving costs are directly related to distribution and servicing of the Company's products.  The Company recovers these costs via distribution fees or base fees, depending on the specific fee structure of the product.  For the Company’s European funds, as well as 12b-1 fees for U.S. mutual funds, the Company has distinct arrangements to charge investors distribution fees which are recorded as distribution revenue.  These arrangements, which were previously recorded net on the income statement, represented approximately $1.1 billion in distribution revenue and an equal and offsetting distribution and servicing expense for the full year 2018.  The Company also has distribution agreements with third-party client intermediaries, that require the Company to make payments for distributing and servicing BlackRock products for their clients, but the product does not charge a specific distribution fee.  To the extent that the product does not charge a specific distribution fee, the offsetting revenue is recovered from base management fees and is calculated as a specific percentage of such revenue or Assets Under Management (“AUM”) that is also used to determine revenue.  The majority of these agreements relate to the distribution of U.S. products.  In 2018, the amount of these costs was approximately $500 million.  Historically, since our IPO in 1999, these arrangements have been recorded as an expense and deducted from revenue for purposes of calculating operating margin, as adjusted, only.

The substance of the service provided for distribution and servicing costs paid to third-party client intermediaries is identical regardless of whether the product charges a specific distribution fee or the Company receives a base management fee to recover these costs.  The distribution and servicing costs paid and the base management fee or distribution fees received are directly correlated, as the costs and the fees are both calculated based on either a pre-determined percentage of the AUM or a pre-determined percentage of the base management fee.  As the revenue increases, so will the cost and vice versa.  Fluctuations in the revenue (and the directly corresponding distribution and servicing cost paid to the third-party client intermediaries) creates volatility in our GAAP operating margin even though these transactions have no economic impact on the Company’s profitability and have no correlation with management efforts to improve operating leverage in the business.  For example, if AUM and revenue were to decline, the Company would pay a lower amount of directly correlated costs, which would result in margin accretion.

The Company does not report an as adjusted revenue figure.  The approach the Company takes, to only back out the total distribution and servicing costs for purposes of calculating operating margin, as adjusted, allows the Company, as well as third parties, including our current and prospective shareholders, to measure its operating performance more effectively by removing pass-through costs that it cannot directly control.  Operating margin, as adjusted, is the best measure to assess management's ability to efficiently manage its expense base in the context of the revenue it generates.  The Company believes that this approach, which it has consistently taken and is well known and understood by investors and other market participants, is not misleading.  Deducting distribution and servicing costs from revenues tied to retail products that require those fees to be passed through to third-party client intermediaries provides greater consistency within BlackRock and with other asset managers that have different mixes of distribution strategies (retail vs. institutional) and removes volatility as a direct result of market changes.  To further demonstrate the use and understanding of our operating margin, as adjusted, metric, we have provided you on a supplemental basis with excerpts from analyst research reports that highlight these disclosures.

Based on our discussions with the Staff, the Company has provided you on a supplemental basis additional disclosures in its non-GAAP table about the breakdown of distribution and servicing costs.  We think these additional disclosures will add further clarity to our disclosure of operating margin, as adjusted.  As you know, based on our prior discussions, the Company also revised its disclosures accompanying the disclosure of operating margin, as adjusted, in our Form 10-Q for the period ended March 31, 2019.  The Company is willing to to continue to provide the revised disclosures from that Form 10-Q, as well as the additional cost breakdowns, when it discloses operating margin, as adjusted, in further filings.

As a result of the foregoing, the Company believes it is appropriate to continue to use adjusted revenue only for purposes of calculating operating margin, as adjusted.  The Company believes that the reduction from GAAP revenue of distribution and servicing costs paid to third parties, for the sole purpose of calculating operating margin, as adjusted, is not misleading, but, is in fact, helpful to investors given there is no impact on profitability and when taken in the context of BlackRock’s overall business and accompanying disclosures, as well as broader industry benchmarks.  The operating margin, as adjusted, is also a critical component of our executive compensation plans and how we evaluate our operating performance with our Board of Directors. Therefore, combined with the additional disclosures noted above, the Company does not believe the presentation of our operating margin, as adjusted, metric violates Rule 100(b) of Regulation G.

* * *
We thank you for your attention to this response letter.  Please feel free to contact the undersigned at (212) 810-3100 or Marc Comerchero at (212) 810-3004 should you require any further information or have any questions concerning these matters.

Sincerely,

/s/ Gary S. Shedlin

Gary S. Shedlin Senior Managing Director and Chief Financial Officer

cc:	Deloitte & Touche LLP
Skadden, Arps, Slate, Meagher & Flom LLP